UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 15, 2021

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Mr. David Orlic

Re:       OneAscent Large Cap Core ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Orlic:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed August 24, 2021 for the purpose of forming a new series, the OneAscent Large Cap Core ETF (the “Fund”).

(1)	Comment: Please confirm that the expense limitation agreement discussed in footnote 2 to the Fee Table will be in effect for one year.

Response: The expense limitation agreement will be in effect through the Fund’s first annual prospectus update which will be December 31, 2022.

(2)	Comment: Consider disclosing that the Russell 1000 Index represents the top 1000 companies in market capitalization in the U.S.

Follow Up Comment: You indicated that you will modify the strategy to define large capitalization companies in terms of market capitalization rather than by reference to an index. Accordingly, please note that the Staff considers large capitalization companies to be those with market capitalizations of at least $5 billion.

Response: We have removed reference to the Russell 1000 Index and revised the first paragraph of the Principal Investment Strategies as follows:

OneAscent Investment Solutions, LLC, the Fund’s investment adviser (the “Adviser”), seeks to achieve its investment objective by applying its proprietary OneAscent Navigator process to a pre-screened subset of U.S. companies with large market capitalizations. As of the date of this prospectus, the Adviser considers companies with large market capitalizations to be those with market capitalizations greater than $5 billion at the time of the initial purchase (“Large Cap Companies”). The Adviser may adjust this threshold over time as markets adjust.

(3)	Comment: In the Principal Investment Strategies, clarify the meaning of “significant” in the bullet “Production or significant distribution of addictive products, including adult entertainment, pornography, gambling, and tobacco.”

Response: We have added the following sentence to this bullet:

Distribution is deemed significant if it amounts to greater than 5% of a company’s total revenue.

(4)	Comment: In the Fund’s 80% policy, please define what is meant by “domestic companies with large market capitalizations”. If this means companies in the Russell 1000 Index, please revise accordingly.

Response: We have revised the paragraph defining the 80% policy as follows:

Under normal circumstances, the Fund invests at least 80% of the value of its net assets (plus borrowings for investment purposes) in equity securities (principally common stocks) of Large Cap Companies (the “80% Policy”). The 80% Policy is a non-fundamental investment policy and therefore may be changed by the Board of Trustees upon at least 60 days’ notice to shareholders. As mentioned above, “Large Cap Companies” are currently defined as those U.S. companies with market capitalizations greater than $5 billion.

(5)	Comment: Confirm that the Fee Table will include an Acquired Fund Fees and Expenses (“AFFE”) line if AFFE 0.01% or greater.

Response: We confirm the Fee Table will include an AFFE line if required.

(6)	Comment: Disclose in the Market Trading Risk on page 4 of the prospectus that the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.

Response: We have revised the Market Trading Risk on page 4 of the prospectus as follows:

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, and periods of high volatility and disruption in the creation/redemption process of the Fund. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV. The market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:            Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP